Orange 21 Inc. 2070 Las Palmas Drive Carlsbad, CA 92009 PH: (760) 804-8420 FX: (760) 804-8442 www.orangetwentyone.com

Via Edgarlink and Overnight Delivery

August 10, 2007

Lynn Dicker

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 6010

Washington, D.C. 20549

Re:	Orange 21 Inc.
Form 10-K for the year ended December 31, 2006 filed April 17, 2007
Form 10-Q for the quarter ended March 31, 2007 filed May 21, 2007
File No. 0-51071

Dear Ms. Dicker:

This letter is being filed by Orange 21 Inc. (the “Company”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated June 22, 2007 (the “Comment Letter”) regarding the Company’s above-referenced periodic reports.

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience. Capitalized terms used but not defined herein shall the meanings assigned in the above-referenced periodic reports.

Form 10-K for the year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies and Estimates, page 30

1.	Your critical accounting policy disclosure for revenue recognition, accounts receivable, restricted cash, inventories and income taxes does not provide the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8098. The critical accounting policy discussion should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise to specifically address the following:

a.	Provide information regarding how you arrived at the estimate;

b.	How accurate the estimate or assumption has been in the past;

c.	How much the estimate or assumption has changed in the past; and

d.	Whether the estimate or assumption is reasonably likely to change in the future.

Response: The Company’s Form 10-Q for the quarter ended June 30, 2007 has been revised in accordance with the Staff’s comments and the Company’s future filings will include similar changes.

Results of Operations, page 34

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 35

Cost of Sales and Gross Profit, page 35

2.	We note that you recorded a provision for slow moving and obsolete inventory against the inventory balance. In future filings details should be provided in MD&A of the inventory write-downs each period, including whether the inventory was sold, scrapped or otherwise disposed. MD&A should also disclose details of the impact that sales of inventory written-down has had on margins each period, if material.

Response: The Company’s Form 10-Q for the quarter ended June 30, 2007 has been revised in accordance with the Staff’s comments and the Company’s future filings will include similar changes.

Consolidated Balance Sheets, page 45

3.	We note disclosure of goodwill in Note 17 (on page 75) of $7,963,000. Please tell us why goodwill recorded from the acquisition of LEM in January 2006 increased to $8,727,000 at December 31, 2006. Please revise future filings to provide a reconciliation of the changes in goodwill. Refer to paragraph 45(c) of SFAS 142.

Response: The change in goodwill represents a difference in foreign exchange rate spot rates used in translation of LEM’s, our Italian subsidiary, books during consolidation in accordance SFAS FAS No. 52. The Company’s Form 10-Q for the quarter ended June 30, 2007 has been revised in accordance with the Staff’s comments and the Company’s future filings will include similar changes.

Note 1. Organization and Significant Accounting Policies, page 50

Revenue Recognition, page 53

4.	We note that revenue is generally recognized upon shipment of products to your customers. Please expand your revenue recognition policy to tell us the nature of the revenue earned and describe the terms and conditions that entitled you to recognize such revenue. Please refer to the guidance of SAB 104 and SAB Topic 13 and address specifically how your policy complies with criteria outlined.

Response: The Company’s revenue is primarily generated through sales of sunglasses, goggles and apparel, net of returns and discounts. Revenue is recognized in accordance with Commission Staff Accounting Bulletin No. 104 (“SAB 104”), Revenue Recognition. Under SAB 104, revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. These criteria are usually met upon delivery to our carrier, which is also when the risk of ownership and title passes to our customers.

Generally, we extend credit to our customers after performing credit evaluations and do not require collateral. Our payment terms generally range from net-30 to net-90, depending on the country or whether we sell directly to retailers in the country or to a distributor. Our distributors are typically set up as prepay accounts; however credit may be extended to certain distributors, usually upon receipt of a letter of credit. Generally, our sales agreements with our customers, including distributors, do not provide for any rights of return or price protection. However, we do approve returns on a case-by-case basis in our sole discretion. We record an allowance for estimated returns when revenues are recorded. The allowance is calculated using historical evidence of actual returns. Historically, actual returns have been within our expectations. If future returns are higher than our estimates, our earnings would be adversely affected.

The Company’s Form 10-Q for the quarter ended June 30, 2007 has been revised in accordance with the Staff’s comments and the Company’s future filings will include similar changes.

5.	In addition, describe the significant terms of your agreements with distributors, including payment, return, exchange, price protection, discounts, sales incentives and other significant matters. Explain and support why you believe it is appropriate to recognize revenue upon shipment of products to distributors. In future filings expand your revenue recognition policy to specifically address transactions with distributors. Refer to SAB 104 and FAS 48 as necessary.

Response: See response to number 4 above.

Note 15. Operating Segments and Geographic Information, page 72 (to do)

6.	We note that your disclosure of identifiable assets by geographic region includes goodwill and intangible assets. In future filings, revise to present your tangible long-lived assets (instead of identifiable assets) by geographic region. Refer to paragraph 38 of SFAS 131. Also, please note the guidance in Question 22 of the FASB Staff Interpretation of SFAS 131, which states that the amounts disclosed here should not include intangibles.

Response: The Company’s Form 10-Q for the quarter ended June 30, 2007 has been revised in accordance with the Staff’s comments and the Company’s future filings will include similar changes.

Note 17. Business Acquisitions, page 74

7.	You disclose that the total purchase price for LEM was approximately $4.2 million in cash. We further note in the operating segments table for 2006 in Note 15 that net loss and identifiable assets from LEM may have been significant to the Company at the time of acquisition. Please provide us with your calculations under Rule 3-05 of Regulation S-X of the significance of this acquisition. Tell us why you concluded that you were not required to file audited financial statements and unaudited pro forma financial statements in connection with the acquisition. In this regard, consideration should be given to including supplemental pro forma information required by paragraphs 54-55 of SFAS 141.

Response: The Company filed audited financial statements and unaudited pro forma financial statements for LEM in its annual report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”). At the time that the acquisition of LEM was consummated, the Company erroneously determined that the acquisition was not significant and, therefore, did not file a current report on Form 8-K announcing the completion of the acquisition or the related required financial statements. In connection with the audit for 2005, the Company identified this error. Because there was no Form 8-K announcing the completion of the acquisition that could be amended to include the required financial statements, the Company included disclosure regarding the acquisition of LEM as well as the required audited financial statements and pro forma financial statements for LEM in the 2005 10-K. Further, since a Form 8-K was not filed upon completion of the acquisition of LEM as required by Item 2.01 of Form 8-K, the Company checked the box on the cover of the 2005 10-K indicating that it had not filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the 12 months preceding the filing of the 2005 10-K.

8.	As a related matter, we note that you did not file an Item 2.01 Form 8-K upon the completion of the acquisition of the LEM. Please tell us how you concluded that you were not required to file the Form 8-K within four business days of completion of the acquisition.

Response: As discussed in response number 7 above, at the time that the acquisition of LEM was completed, the Company erroneously determined that the acquisition was not significant and, therefore, that a current report on Form 8-K was not required. This error was discovered in connection with the Company’s 2005 audit, well after the deadline for filing a current report on Form 8-K. Therefore, the Company included the disclosure regarding the acquisition of LEM that should have been included in a current report on Form 8-K in the 2005 10-K. Further, due to the Company’s failure to file a current report on Form 8-K upon the completion of the acquisition of LEM, the Company checked the box on the cover of the 2005 10-K indicating that it had not filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the 12 months preceding the filing of the 2005 10-K.

9.	We note that $8.0 million of the purchase price for LEM was allocated to goodwill. Please revise to disclose details of the valuation methodology and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including goodwill and each of the identifiable intangible assets. In addition, disclosure should be provided of the factors that contributed to the purchase price that resulted in the recognition of significant amounts of goodwill as required by paragraph 51.b. of SFAS 141.

Response: The Company’s Form 10-Q for the quarter ended June 30, 2007 has been revised in accordance with the Staff’s comments and the Company’s future filings will include similar changes.

Item 9A. Controls and Procedures, page 76

10.	We note your statement that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response: The Company’s Form 10-Q for the quarter ended June 30, 2007 has been revised in accordance with the Staff’s comments and the Company’s future filings will include similar changes.

Form 10-Q for the Quarterly Period ended March 31, 2007

Exhibits 31.1 and 31.2

11.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response: The Company’s Form 10-Q for the quarter ended June 30, 2007 has been revised in accordance with the Staff’s comments and the Company’s future filings will include similar changes.

In addition, and per the Staff’s request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Jerry Collazo, CFO, at (760) 444-9782 or by fax at (760) 804-8442 with a copy to the Company’s outside counsel, Christopher Forrester, Morrison & Foerster, LLP at (858) 720-5110 or by fax at (858) 523-2809.

Thank you for your assistance in this matter.

Sincerely, Orange 21 Inc.

/s/ Mark Simo	/s/ Jerry Collazo
Mark Simo, Chief Executive Officer	Jerry Collazo, Chief Financial Officer